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TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

       Filed by General Motors Corporation (GM)
       Subject Company - General Motors Corporation
       Pursuant to Rule 425 under the Securities Act of 1933
       File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following is based on management's current expectations or beliefs and is subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

                               * * * * * * * * *

The following is a GM press release issued on May 22, 2000:

         GM ANNOUNCES PRELIMINARY RESULTS OF SUCCESSFUL EXCHANGE OFFER

     DETROIT -- General Motors (NYSE: GM, GMH) today announced the preliminary results of its highly successful exchange offer of GM Class H common stock for outstanding shares of GM $1-2/3 par value common stock. The exchange offer ended at midnight, EDT, on May 19, 2000, and will not be extended.

     "Due to the strong response from our stockholders, approximately 86.4 million shares of GM $1-2/3 stock are anticipated to be accepted in exchange for
92.0 million shares of Class H stock," said GM Chairman and Chief Executive Officer John F. Smith, Jr. "This represents a buyback of about 14 per cent of GM $1-2/3 stock outstanding."

     Approximately 335.8 million shares of GM $1-2/3 stock were tendered in the exchange offer, including approximately 161.0 million shares that have been guaranteed for delivery. Based on these preliminary results, which indicate that the offer is significantly oversubscribed, a proration factor of approximately 25.1 per cent will be applied. As a result, other than for odd-lot holders, for each four shares of GM $1-2/3 stock tendered approximately one share of GM $1-2/3 stock will be accepted, based on the preliminary proration. GM plans that the final results of the exchange offer, including the final proration factor, will be announced on Friday, May 26, 2000.

     The exchange offer is an important element in GM's overall plan to restructure its economic interest in its wholly owned Hughes Electronics Corp. subsidiary. During the second quarter of 2000, GM also plans to contribute up to $7 billion of Class H stock to certain of its employee benefit plans. These contributions would reduce GM's annual pension expense and other post-retirement employee-benefit expense and would strengthen GM's financial position.

     As a result of the exchange offer, GM's economic interest in Hughes will decline from about 62 per cent to 43 per cent, and correspondingly increase the interest represented by Class H stock from about 38 percent to 57 per cent on a fully diluted basis. GM's economic interest in Hughes would decline further as a result of the intended benefit plan contributions. Hughes will continue to be a wholly owned subsidiary of General Motors.

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     "The boards of directors and senior management of both GM and Hughes are extremely pleased with the success of the exchange offer," said General Motors Vice Chairman Harry J. Pearce. "And in keeping with GM's past practice of reviewing all of its options concerning opportunities to create value for its stockholders, the Corporation will continue to evaluate what Hughes ownership structure would be optimal for the two companies," Mr. Pearce continued. "Now that the exchange has been completed, the pace of that evaluation will be stepped up." As a result, GM may determine to pursue any number of future transactions involving Hughes, or no transaction at all.

     Mr. Pearce added that while GM currently does not plan or intend to separate Hughes from GM, maximizing the strategic value of Hughes' businesses for the benefit of all GM stockholders will be a key factor in the course of General Motors' evaluation of how to best deal with GM's remaining economic interest in Hughes.

     At the completion of the exchange offer, approximately 534.8 million shares of GM $1-2/3 stock will be outstanding, down from 621.2 million shares at the end of the first quarter of this year.

     Shares of Class H stock will be credited promptly to accounts of tendering stockholders by the exchange agent, Fleet National Bank. GM $1-2/3 stockholders who tendered shares in the offer will receive the dividend declared by the GM Board of Directors on May 2, 2000 of $0.50 per share if they were a holder of record on May 12, 2000.

     Morrow & Co., Inc. is GM's information agent for the exchange offer. Stockholders with questions about the exchange offer may contact Morrow & Co. toll-free within the United States at (877) 816-5329, or collect from outside the United States at (212) 754-8000.

     Morgan Stanley Dean Witter acted as dealer manager for General Motors in connection with the exchange offer. Hughes engaged Salomon Smith Barney Inc. as marketing manager in connection with the exchange offer.

     GM has filed a final Registration Statement on Form S-4, including a final prospectus, regarding the exchange offer referred to above and has filed other documents with the SEC which contain related important information, all of which investors are advised to read. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's website at www.sec.gov, at GM's website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Mich. 48071, telephone: (313) 667-1500, menu option #2. Inquiries from the news media should be directed to GM Communications at (212) 418-6380.


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